OS SALUTEM (OSSA)

# An Oral Health Beauty regimen to address inflammation effectively and naturally.


Citrus Blossom
Citrus Blossom
Citrus Blossom
Citrus Blossom
ossa

ossacare.com Hampton, New Jersey

Female Founder | Healthcare | Consumer Goods | Health & Fitness

## Highlights

1. Set to disrupt the oral care category by bridging oral health to the anti-aging beauty regimen.
2. First in class patent-pending formula
3. Founders have extensive experience in Oral Health and Beauty
4. Dentist supported

## Our Team



### Camille Zenobia CEO

From beauty spa owner to PhD in Pharma, and continued high profile publications in oral health, I have grown an oral care prototype and incredible team ready to take on a disruption to oral care category.



### Jamie Saphow CTO

An innovative. results-driven, and imaginative senior flavorist empowering women to support formulation expertise for home-based startup solutions.



### Rob Saphow CFO



Experienced managing large scale enterprise initiatives. Overall success in leading seamless implementations improving revenues, margins, and workplace productivity.



**Roos Hofland** Social Media Director

Specialist in building innovative marketing strategies to ensure successful product launch into the social media landscape of today.



**Jonathan Dornell** Strategic Communications and Distribution Director

Multifaceted executive leader with experience in building a technical product for both OTC and Therapeutic applications.



**Andrew Dawson** Brand Director

An executive leader in perpetual growth mode, fierce problem solver, anti-racist DNI advocate team, brand, and culture builder.



**Jack DeYoung** Creative Director

Gifted Designer with extensive experience innovating new design experiences for top brands in digital environments.



**Courtney Jeanpierre** Business Development Director

An innovative, international Executive business leader with a passion for triple-bottom-line economics (people, planet, profit).



**Jenny To** Medical Affairs Director

A deeply technical oral health clinical scientist with communications experience in marketing, quality, and regulatory environments.

## Pitch


ossa
uniting beauty and oral health:
a mouth care regimen for well being

# About Me


AN INTERVIEW WITH MICROBIOLOGIST
Camille Zenobia, PhD, "oral health activist"

- Entrepreneur (Cosmetologist and Spa Owner)
- Microbiology PhD
- Research & Clinical Scientist
- Science Communicator/Podcaster
- Featured in RDH Magazine
- Editor for Nature and Frontiers Journals
- AAP Clinical Research Award
- Well published in Oral Health research

Allergan Aesthetics an AbbVie company · AVEDA · Colgate · AAP · RDH · Fred Hutch Cancer Center · W School of Dentistry University of Washington · Penn Dental Medicine University of Pennsylvania · nature · Let's Get Oral · frontiers

# Key Fact


over 90%
of the world's population has inflamed gums

# Oral Inflammation accelerates facial aging

*Source of inflammation*


Before
After
Healthy Gums
Periodontal Pocket
Inflammation
Before
After
Lowered brow and eyelid
Dark circles
Wrinkles
Thin lips and downturned mouth

# OSSA, a modern approach to oral care

OSSA targets inflammation, naturally, to protect the youthful smile with a revolutionary, patent-pending formula.


Citrus
Blossom
Citrus Blossom
Citrus
Blossom
Citrus
Blossom
ossa

**OSSA is all natural, fluoride free, with potential to address sensitivity**

# The Oral Care Category is outdated

***Despite pervasive use, gum disease persists.***

- **1950's Science**
- **Focused only on teeth**
- **Few innovative technologies**
- **Anti-microbial focused**
  - e.g., chlorhexidine & mouthwashes



# OSSA ingredients benefit oral health & more

- Our hero ingrédients: Niacinamide and Hyaluronan

Widely used in skincare beauty products

Known for anti-inflammatory benefits

Will protect teeth *and* gums to preserve youthful appearance and contribute to whole body health


Citrus
Blossom
Citrus Blossom
Citrus
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Citrus
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ossa

# Traditional toothpastes have harmful ingredients

**These formulations actually cause inflammation**

- Fluoride[1]
- Stannous/Phosphate
- Sodium Lauryl Sulfate (SLS)
- Glycerin byproducts
- Essential Oils/Mint



10.1177/0022034510384626. Epub 2010 Oct 6. PMID: 20929720; PMCID: PMC3144112.

## People are looking for new solutions

**Most category growth has been avoiding fluoride in favor of natural ingredients**



- **Natural oral care projected to grow 7.9% 2023-2030**
- **Fluoride-free oral care projected to grow 5.6% 2023-2028**

## Approx 40% avoiding traditional oral care


Fluoride Free
10.4%
Sensitivity Toothpaste
4.5%
All Natural
28.1%
35
billion
Oral Care
61.5%

***Oral care Market***

## Fluoride-Free Competitors

*annual revenue & cost per tube*


BOKA
Coco Ginger Toothpaste
MOON
NATIVE
THEODENT
Citrus Blossom

| 5.2 million | 2 million | 17 million | 6 million | |
|---|---|---|---|---|
| $14.50 | $10-19 | $10 | $16-200 | $20-30 |

## Beyond Oral Care

| 1 | 16 | 1.9 | 95 |
|---|---|---|---|
| *trillion* | *billion* | *billion* | *billion* |
| Beauty and Anti-Aging | Preventative & Personalized Medicine & Public Health | Complementary & Alternative Medicine | Spa Industry |

*Luxury Beauty Brands*
*Health & Wellness*
*Fastest Growing Markets*

# Anti-microbial technology causes harm

**Ingredients like chlorhexidine & mouthwashes negatively impact the oral microbiome**


Oral Microbiome and Nitric Oxide: the Missing Link in the Management of Blood Pressure
Effects of chlorhexidine gluconate oral care on hospital mortality: a hospital-wide, observational cohort study
Over-the-counter mouthwash use and risk of pre-diabetes/diabetes
Kaumudi J Joshipura, Francisco J Muñoz-Torres, Evangelia Morou-Bermudez, Rakesh P Patel
Affiliations + expand
PMID: 28939409 PMCID: PMC6628144 DOI: 10.1016/j.niox.2017.09.004

# Inflammation is key to health

**Patients with oral inflammation express high levels of inflammation-specific receptors:**




Adhesion
CD11b
CD18

# OSSA ingredients decrease inflammation


Adhesion
Health


MFI (Fold Increase)




CP
CD11b
CD18
CD177
CD11b
CD14
CD18

OSSA actives decrease inflammation and restore a healthy microbiome

# Insights from OSSA Testers

## OSSA testers love the products

"When will you have this on the market because I don't want to go back."

"I had **less** gum **irritation** and **inflammation**."

"My **teeth** felt much **smoother**."

"My hygienist couldn't find much tartar."

"Great quality, a little bit goes a long way!"

"**Smoother teeth** and **fresher breath** absolutely."

"**Less sensitive** compared to my arm and hammer"

"Great combo of products, wondering where on the market are these currently."

"I really like the fresh and clean feel after brushing my teeth and a believe that I have experienced **less inflammation and bleeding** in my gums after using it."

"I usually have a thick **white coating** on my **tongue**. I noticed **a reduction** in coverage of that during use."

"Really enjoying it and loving how the taste and feel linger even after a nights rest."

"I spent a lot **less** time in the dental chair because my hygienist couldn't find much **tartar**."

## Clinicians see value and recommend OSSA



the Art of Dentistry and Spa

*"I have found that many patients are now looking for healthier alternatives to the traditional oral care products. OSSA products have filled that need for these products. I have found that the OSSA products that I have used have improved my overall oral health in areas where traditional toothpastes and rinses have failed."*

**Dr. Dean Chencharik**
Art of Dentistry (New Jersey)

## Majority enjoy, feel fresh, and would like to continue using OSSA



Did you enjoy using the Toothpaste ?
Yes
It's OK
Would you like to continue using the Toothpaste?
Maybe
Yes
How fresh is your mouth after brushing?
Majority feel fresh
1 2 3 4 5
No
Yes
Do you like using Mouth Serum?
It's OK
No
Yes
Would you like to continue using the Mouth Serum?
Maybe
No
Yes

• Survey data (28, 64%)

## OSSA pipeline to include Mint and Hydroxyapatite SKUs



Would you prefer a mint flavor for the Toothpaste?
I like the current flavor No Yes
Would you prefer a fluoride version of the Toothpaste
Don't Care No Yes
Would you prefer a mint flavor for the Mouth Serum?
I like the current flavor No Yes

*Mint and Hydroxyapatite (fluoride alternative) opportunity space*

# In Market Learnings

## Consumers are interested in anti-aging, fluoride-free oral care

**We ran an in-market test to test our propositions online OSSA tested well.**



Os Salutem · OSSA
Sponsored

## METRICS & BENCHMARK

**CTR %**
Oral Care US: **Avg. 0.84%**

**CTA %**
CPG-Industry: **Avg. 10-20%**

**WCR %**
CPG-Industry: **Avg. 1.4%**


Learn how to prevent unnecessary aging with a better oral care routine.
Meet your new oral beauty routine.
learnmore.ossacare.com
Can oral care accelerate aging?
Learn more
Like
Comment
Share

## BEHAVIORAL TESTING | THE AGILE WAY

The consumer journey is measured across 3 digital touchpoints to gauge interest and behavior at each level of the funnel.

| Social Media Ad | Landing Page | Conversion |
|---|---|---|
| Initial interest | Sustained interest | Validated interest |


Os Salutem - OSSA
Learn how to prevent unnecessary aging with a better oral care routine.
Meet your new oral beauty routine.
Can oral care accelerate aging?
Learn more

**Click-through-rate:** %unique link click on ads



**Call-to-action-rate:** % click on conversion buttons on the landing page


Thank you for your interest!

# Key target segment: Beauty Lovers

**Beauty Lovers**

Who are they?
Females within the US, between 25-65+ years old
What interest them?
They are interested in cosmetics, personal care, and anti-aging products, and enjoy trying out high-end brands. They spend a lot of time on social media sharing about their lifestyle.
What are they looking for?
They are looking for an oral care line that improves their smile and fits into their existing beauty routine, and they want to find the best product for their mouth and body.

**General Population**

Who are they?
Females & Males within the US, between 18-65+ years old
What interest them?
NA
What are they looking for?
NA

**Natural Healthier**

Who are they?
Females & Males within the US, between 25-65+ years old
What interest them?
They are interested in organic food, natural products, well-being, and sustainability. They follow a strict sport routine and use supplements, and they explore new solutions for restoring nature.
What are they looking for?
They are looking for an oral care line that is good for nature and their body, avoids negative chemicals, and fits into their holistic approach to health.

**Beauty Lovers**

| Age | Reach | ULC | CTR% |
|---|---|---|---|
| 25-34 | 3525 | 24 | 0.68% |
| 35-44 | 2927 | 30 | **1.02%** |
| 45-54 | 3576 | 40 | **1.12%** |
| 55-64 | 7792 | 105 | **1.35%** |
| 65+ | 18757 | 321 | **1.71%** |

| Gender | Reach | ULC | CTR% |
|---|---|---|---|
| Female | 36577 | 520 | **1.42%** |

Our social media testing has identified a potential target audience of **younger women within the Beauty lovers** segment, spanning from ages **35 to 65+**. However, within the **General Population and the Natural Healthier** segment, we have observed that women and individuals aged **55 to 65+** exhibit the strongest initial interest in the product.

CTR %
Avg. 0.84%

# Anti-aging tested incredibly well

CTR %
Oral Care US: **Avg. 0.84%**

**Beauty Positioning**

Hook 1 - 1.22% CTR


Os Salutem - OSSA
Learn how to prevent unnecessary aging with a better oral care routine.
Meet your new oral beauty routine.
learnmore.ossacare.com
Can oral care accelerate aging?
Learn more

Hook 2 - 0.82% CTR


Meet your new oral beauty routine.

**Natural Healthier Positioning**

Hook 1 - 0.41% CTR


Os Salutem - OSSA
Did you know your current oral care may be disrupting your gut health?
An oral care system for whole-body health.
learnmore.ossacare.com
Good gut health starts in your MOUTH
Learn more

Hook 2 - 0.27% CTR


An oral care system for whole-body health.

**Fluoride Alternative Positioning**

Hook 1 - 0.73% CTR


Os Salutem - OSSA
Excessive fluoride use is on the rise and can result in fluorosis and overexposure to a known neurotoxin. Explore an all-natural alternative with OSSA.
Oral care beyond fluoride.
learnmore.ossacare.com
Are you exposed to too much Fluoride?
Learn more

Hook 2 - 0.60% CTR


Oral care beyond fluoride.

## Anti-aging for initial hook, Anti-fluoride sustained interest!


BEAUTY LOVERS
10.26%
0.23%
0.66%
0.37%
3.79%
[1] Beauty
[2] Natural Healthier
[3] Fluoride Alternative


FLUORIDE ALTERNATIVE
13.15%
12.36%
1.42%
1.35%
1.29%
[1] Beauty Lovers
[2] General Population
[3] Natural Healthier

**Market test successfully shows OSSA will compete well in oral care category and combined messaging will be best for broad market appeal**

# Retail

## Walmart is seeking brands like OSSA

**Walmart** D2C *Premium Personal Care*

| 70% | 12-15% | 120m | 10 |
|---|---|---|---|
| *Premium Personal Care Growth 2022* | *Increase in category 2022-2023* | *Monthly Shoppers* | *Q2-Q3 Premium PC was Top Ten Searches* |

- Meeting Jan 2023

# traction

To Date

- *Final Formulas*
- *Confirmed MOA*
- *Filed Patent*

**Q2 2022**

**Q3 2022**

- *Consumer Test initiated*
- *Branding Finished*
- *Toothbrush/Scraper Sourcing complete*
- *Science publication*

**Q4 2022**

- *Initiate Friends & Family raise*
- *Launched Podcast*
- *Launched Website*

**Q1 2023**

- *Walmart Meeting*
- *Consumer Test Complete*
- *RDH Magazine Interview*

**Q2 2023**

- *Market Test Complete*
- *Packaging Ordered*
- *IDM Society Presentation*

**Q3 2023**

*Launch Planned*

# milestones / cost

***Seed Funding*** — Fundraiser

***$10K*** — Website

***$500K*** — Salaries for two founders and one marketer

***$500K*** — Contract manufacturers (products and packaging)

***$300K*** — 2 Sales field members 1 Medical field member

*1.4M to scale*

***$15K*** — For Influencer engagement:
Alternative Medicine
Microbiome
Health & Beauty (and Aging)

***$20K*** — Product expansion: Mint and Nano-Hydroxyapatite SKUs

***$10K*** — Promotion and Advertising

***$50K*** — Conference and professional engagement

# Investment to date

x dollars in total raised/invested to date resulting in the following milestones:

- Designed our unique formulation with key scientists and collaborators
- manufactured x amount of product
- created packaging and a working ecommerce website
- built relationships with xyz people
- consumer testing of proposition giving us a good indication of our product/market fit.

# Key milestones

We are looking to raise 1.4 million in order to:

Transition core team to to full time OSSA
Fund enough production for x$$$$, or x amount of product at retail
Build key retailer relationships
Build key relationships with derms etc
Hit 2-3 trade shows or go premium with Rangme etc.

Ship xyz product DTC while continuing to refine CTAs and lower CAC.

ossa

# PNL with your help

**Profit and Loss Projection (3 Years)**
OSSA
4Q 2023

| | $50k (Wefunder) 2023 (4Q) | $1.4M (VC RD 1) 2024 | 2025 | 2026 |
|---|---|---|---|---|
| **Sales** | | | | |
| Units Sold | 4,716 | 66037 | 113207 | 165094 |
| Revenue per Unit | $ 25.00 | $ 25.13 | $ 25.25 | $ 25.36 |
| Gross Revenue | $ 117,900 | $ 1,659,510 | $ 2,858,477 | $ 4,186,784 |
| Cost per Unit | $ 2.11 | $ 1.98 | $ 1.86 | $ 1.75 |
| Cost/ Goods Sold (COGS) | $ 9,951 | $ 130,753 | $ 210,565 | $ 288,915 |
| **Gross Profit** | $ 107,949 | $ 1,528,757 | $ 2,647,912 | $ 3,897,869 |
| **Operating Expenses** | | | | |
| Salary (Office & Overhead) | $ - | $ 100,000 | $ 250,000 | $ 500,000 |
| Supplies (off and operation) | 10,000 | 40,000 | 80,000 | 120,000 |
| Advertising | 25,000 | 350,000 | 600,000 | 875,000 |
| Car, Delivery and Travel | 1,500 | 25,000 | 50,000 | 75,000 |
| Accounting and Legal | 2,500 | 3,500 | 5,000 | 7,500 |
| Rent & Related Costs | 1,200 | 2,400 | 4,800 | 6,000 |
| Insurance | 2,500 | 7,500 | 17,500 | 22,500 |
| Taxes (real estate etc.) | 7,074 | 99,571 | 171,509 | 251,207 |
| Interest | 3,238 | 45,863 | 79,437 | 116,936 |
| **Total Expenses** | $ 53,012 | $ 673,833 | $ 1,258,246 | $ 1,974,143 |
| **Net Profit Before Taxes** | 54,937 | 854,923 | 1,389,666 | 1,923,726 |
| **Income Taxes** | 8,241 | 128,238 | 208,450 | 288,559 |
| **Net Operating Income** | 46,696 | 726,685 | 1,181,216 | 1,635,167 |

# Revenue Share Plan

| Quarter | Year | Revenue | Outstanding loan amount | Loan repayments | Cumulative repayments | Outstanding loan amount |
|---|---|---|---|---|---|---|
| Q4, 2023 | 2023 | $117,900 | $122,500 | $0 | $0 | $222,500 |
| Q1, 2024 | 2024 | $311,157 | $111,610 | $18,669 | $18,669 | $203,831 |
| Q2, 2024 | 2024 | $414,877 | $97,089 | $24,893 | $43,562 | $178,938 |
| Q3, 2024 | 2024 | $466,737 | $80,753 | $28,004 | $71,566 | $150,934 |
| Q4, 2024 | 2024 | $466,737 | $64,417 | $28,004 | $99,570 | $122,930 |
| Q1, 2025 | 2025 | $635,964 | $42,158 | $38,158 | $137,728 | $84,772 |
| Q2, 2025 | 2025 | $714,619 | $17,147 | $42,877 | $180,605 | $41,895 |
| Q3, 2025 | 2025 | $721,765 | $0 | $43,306 | $222,500 | $0 |

*Forward looking projection not guaranteed*

# ossa team

*Executive Leadership*



CEO
Camille Zenobia PhD



CFO
Rob Saphow MS



BUSINESS DEVELOPMENT ADVISOR
Courtney Jeanpierre MS



PERIODONTIST / CLINICIAN ADVISOR
Michael Glogauer DDS, PhD



SOCIAL MEDIA ADVISOR
Roos Hofland MS



CTO
Jamie Saphow



BRAND ADVISOR
Andrew Dawson



STRATEGIC COMMUNICATION AND DISTRIBUTION ADVISOR
Jonathan Dornell PhD



CREATIVE ADVISOR
Jack DeYoung



MEDICAL AFFAIRS ADVISOR
Jenny To PhD

# ossa team

*Ask me about our exit strategy*

## Downloads

OSSA Deck DRAFT UPDATE July 2023.pptx (2) (1).pdf